SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

DATE, TIME AND PLACE: On April 29, 2011, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding more than ninety-nine percent (99%) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book,” as well as the representatives of Ernst & Young, Messrs. Leonardo Donato and Thiago Cavalcanti, and of the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING: ROBERTO CATALÃO CARDOSO – Chairman, and FERNANDA FONSECA REGINATO BORGES – Secretary.

CALL NOTICE:      The call notice was published in the Official Gazette of the State of São Paulo on April 15, 16, and 19, 2011, and in the Valor Econômico newspaper on April 15, 18, and 19, 2011.

AGENDA: 1) acknowledge the management’s accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended on December 31 2010; 2) deliberate on the allocation of net income from the fiscal year ended on December 31, 2010; 3) elect the members of the Board of Directors and set the compensation for the Company’s Management;  and 4) elect members of the Fiscal Council and set their compensation.

RESOLUTIONS:     The resolutions were approved by unanimous vote of the attending shareholders, with the abstention of those legally impeded from voting. These minutes were then drawn up in summary format, pursuant to paragraph 1 of Article 130 of Law 6,404/76, and their publication was authorized with the omission of the attending shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6,404/76:

1.             The shareholders approved, by majority vote and without qualifications, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the Valor Econômico newspaper and in the Official Gazette of the State of São Paulo on February 18, 2011, including the shareholders’ equity, annual net income, cash flows, applications of funds, and the interests in the Subsidiaries, as well as the Management, Fiscal Council and External Auditors’ Reports, all related to the fiscal year ended December 31, 2010. In this item, the abstention of shareholder Tempo Capital Principal Fundo de Investimento de Ações is herein registered.

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MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

2.             Net income was three hundred seven million, one hundred fifty-one thousand, three hundred sixty-three reais and one centavo (R$307,151,363.01), which, in accordance with Article 26 of the Company’s Bylaws, will be absorbed by the accumulated loss amounting to two billion, two hundred forty-four million, nine hundred seventy-two thousand, eight hundred twenty-seven reais and seventy-nine centavos (R$2,244,972,827.79), reason for which there will be no distribution of dividends. In this item, the abstention of shareholder Tempo Capital Principal Fundo de Investimento de Ações is herein registered.

3.             The shareholders acknowledged the end of the term of Board Members Rodrigo Mesquita Marinho, Edgard Lobão dos Santos and Manuela Ulhoa Cintra de Mattos,  herein formalizing their exit from the Board of Directors. Immediately thereafter, without recourse to the multiple vote procedure, pursuant to CVM Rule 165/91, amended by Rule 282/98, the following members of the Board of Directors were elected/reelected, with a term of office until the investiture of their successors to be elected at the 2012 Annual General Meeting:

i)                   appointed by the Shareholder GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., elected Mrs. LUIZA MARINHO RABELO, Brazilian, married, business administrator, Identity Card no. 12.254.057-8 IFP/RJ and Individual Taxpayer ID (CPF) no. 053.588.407-96, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Lopes Quintas, 303, 10º andar, Jardim Botânico, CEP 22460-010 – Sitting member, and reelected as her Deputy Mr. PAULO DAUDT MARINHO, Brazilian, married, businessman, Identity Card no. 10306675-9 IFP-RJ and Individual Taxpayer ID (CPF) no. 052.048.947-05, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco n°135, 2º andar, Leblon, CEP 22430-060.

 ii)        appointed by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Mr. JORGE LUIZ DE BARROS NÓBREGA, Brazilian, married, business administrator, Identity Card no. 029.741.88-1 - IFP-RJ and Individual Taxpayer ID (CPF) no. 371.632.567-87, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060 – Sitting member and his Deputy Mr. ANTONIO CLAUDIO FERREIRA NETTO, Brazilian, married, lawyer, Identity Card no. 85.652, issued by the Brazilian Bar Association (OAB/RJ), and Individual Taxpayer ID (CPF) no. 943.122.497-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at

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MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

Avenida Afrânio de Melo Franco nº 135, 5º andar, Leblon, CEP 22430-060; Mr. JUAREZ DE QUEIROZ CAMPOS JÚNIOR, Brazilian, married, business administrator, Identity Card no. 10.826.391 – SSP-SP and Individual Taxpayer ID (CPF) no. 039.245.898-52, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida das Américas nº 700, bloco 2 A, 1º andar, Barra da Tijuca – Sitting member and his Deputy Mr. GUILHERME DE SAMPAIO FERRAZ FILHO, Brazilian, married, economist, Identity Card no. 075912659 - IFP- RJ and Individual Taxpayer ID (CPF) no. 185.918.251-87, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida das Américas nº 700, bloco 2 A, 1º andar, Barra da Tijuca; Mr. AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, Brazilian, married, civil engineer, Identity Card (RG) no. 89-1-00053-5 – CREA-RJ and Individual Taxpayer ID (CPF) no. 810.813.757-87, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060 – Sitting member and his Deputy Mr. EDUARDO SERFATY GABBAY, Brazilian, single, engineer, Identity Card (RG) no. 12246252-6 IFP/RJ and Individual Taxpayer ID (CPF) no. 086.369.787-93, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060; Mrs.  ROSSANA FONTENELE BERTO, Brazilian, married, business administrator, Identity Card no. 07219375-8 – SSP-RJ and Individual Taxpayer ID (CPF) no. 878.888.907-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060 – Sitting member and her Deputy Ms. CINTIA DE MELO MORAES, Brazilian, judicially separated, journalist, Identity Card no. 10940523-3 – IFP/RJ and Individual Taxpayer ID (CPF) no. 931.771.787-04, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060; Mrs.  GABRIELA SALOMÃO VAZ MOREIRA, Brazilian, married, lawyer, Identity Card no. 85.265, issued on June 16, 2008, by the Brazilian Bar Association (OAB/RJ), and Individual Taxpayer ID (CPF) no. 002.031.617-85, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 5º andar, Leblon, CEP 22430-060 - Sitting member and her Deputy Mr. JOSÉ CARLOS BENJÓ, Brazilian, divorced, lawyer, Identity Card no. 64.048, issued by the Brazilian Bar Association (OAB/RJ), and Individual Taxpayer ID (CPF) no. 871.330.757-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 5º andar, Leblon, CEP 22430-060; and Mr. SERGIO LOURENÇO MARQUES, Brazilian, married, engineer, Identity Card no. 625.547 SSP-ES and Individual Taxpayer ID (CPF) no. 862.651.487-53, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 1º andar, Leblon, CEP 22430-060 – Sitting member and his Deputy Mr. JOSÉ FERREIRA MONTEIRO, Brazilian, married, engineer, Identity Card no. 04761493-8 DETRAN-RJ and Individual Taxpayer ID (CPF) no. 743.251.757-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Afrânio de Melo Franco nº 135, 1º andar, Leblon, CEP 22430-060.

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MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

iii)     appointed by the Shareholder EMBRATEL PARTICIPAÇÕES S.A., reelected Mr. CARLOS HENRIQUE MOREIRA, Brazilian, married, engineer, Identity Card no. 12544-D, issued by the Regional Council of Engineering, Architecture and Agronomy (CREA/RJ) and Individual Taxpayer ID (CPF) no. 005.215.077-15, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 15º andar, Centro, CEP 20071-910 – Sitting member and his Deputy Mr. MARCELLO DA SILVA MIGUEL, Brazilian, married, telecommunication engineer, Identity Card (RG) no. 05866027-5  - IFP and Individual Taxpayer ID (CPF) no. 797.011.597-72, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 14º andar, Centro, CEP 20071-910; Mr. JOSÉ FORMOSO MARTÍNEZ, Mexican, married, engineer, Identity Card (RNE) no. V405864-B, and Individual Taxpayer ID (CPF) no. 059.557.727-07, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 15º andar, Centro, CEP 20071-910 – Sitting member and his Deputy Mr. ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian, married, lawyer and economist, Identity Card no. 155.156, issued by the Brazilian Bar Association (OAB/RJ), and Individual Taxpayer ID (CPF) no. 276.546.358-18, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 15º andar, Centro, CEP 20071-910; and Mr. ISAAC BERENSZTEJN, Brazilian, divorced, engineer, Identity Card no. 3.174.052 IFP/RJ, and Individual Taxpayer ID (CPF) no. 332.872.367-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas, 1012, 11º andar, Centro, CEP 20071-910 – Sitting member, with the deputy position remaining vacant.

iv)           in a separate election, pursuant to Article 141, Paragraph 4, item II, of Law 6,404/76, without the participation of the controlling shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. and GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., by majority vote, the attending preferred shareholders elected Mr. LUIZ TITO CERASOLI, Brazilian, married, engineer, Identity Card no. 38.592-D CREA-RJ and Individual Taxpayer ID (CPF) no. 297.487.047-34, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Presidente Vargas n.º 1012, 13º andar, Centro, CEP 20071-910 – Sitting member, with the deputy position remaining vacant. Other favorable and opposing votes are herein registered, as per voting position presented in this Meeting and filed at the Company’s headquarters. In this item, the abstention of shareholder Tempo Capital Principal Fundo de Investimento de Ações is herein registered.

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MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

v)             appointed by the Shareholder EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL and in order to comply with Article 11 of the Company’s Bylaws, which states that at least 20% (twenty percent) of the Board of Directors must consist of independent members, as defined by the BOVESPA Level 2 Listing Rules, whose votes are not tied to the resolutions taken in the Prior Meetings, pursuant to the Company’s Shareholders Agreement, reelected Mr. MAURO SZWARCWALD, Brazilian, married, business consultant, Identity Card no. 2.382.767-8 – IFP-RJ and Individual Taxpayer ID (CPF) no. 266.440.967-00, resident and domiciled in the city and state of Rio de Janeiro, with business address at Avenida Lúcio Costa nº 3360, bloco 2, apto. 3002, Barra da Tijuca, CEP 22630-010 – Sitting member, with the deputy position remaining vacant, who added to the Board Member appointed by the preferred shareholders in item iv, above, constitute the independent members making up 20% (twenty percent) of the Company’s Board of Directors.

The elected and reelected Board Members declare they are not legally prevented from exercising the management of a business corporation and will take office by signing the Investiture Term. The Annual General Meeting set the global annual compensation for the Company’s Management at up to (and including) seventeen million reais (R$17,000,000.00), for the 2011 fiscal year, including statutory executive officers and non-statutory executive officers, distribution of compensation being incumbent on the Board of Directors, under the assistance of the Compensation Committee. In this item, the abstention of shareholder Tempo Capital Principal Fundo de Investimento de Ações is herein registered.

4.             In view of the end of the term of office of the permanent members of the Company’s Fiscal Council, the reelection of the current members was approved, with a term of office until the 2012 Annual General Meeting, as follows:

i)       appointed by the Shareholders GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., Mr. Charles Barnsley Holland, Brazilian, married, accountant, Identity Card (RG) no. 12.782.315 (SSP-SP) and Individual Taxpayer ID (CPF) no.   379.343.258-00, resident and domiciled in the city and state of São Paulo, at Rua Miranda Montenegro, n.º 144, and Mr. Martin Roberto Glogowsky, Brazilian, married, lawyer and business administrator, Identity Card (RG) no.  4.700.146 (SSP-SP) and Individual Taxpayer ID (CPF) no.   861.682.748-04, resident and domiciled in the city and state of São Paulo, at Rua Barão de Santa Eulália, n.º 170, apto 52.

ii)             in a separate election, pursuant to Article 161, Paragraph 4, item a, of Law 6,404/76, without the participation of the controlling shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. and GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., the candidates Mr. Leopoldo Henrique Krieger Schneider – as sitting member, and Mr. Eduardo da Gama Godoy as his deputy, were both appointed by Tempo Capital Principal Fundo de Investimento de Ações, and Mr. Fernando Carlos Ceylão Filho – as sitting member was appointed by EMBRATEL PARTICIPAÇÕES S.A.. Subsequently, the attending preferred shareholders reelected, by majority vote, Mr. Fernando Carlos Ceylão Filho, Brazilian, married, lawyer, Identity Card no. 22.908,  issued by the Brazilian Bar Association (OAB/RJ), and Individual Taxpayer ID (CPF) no. 182968157-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Constante Ramos no 22, apto 501, CEP 22051-010.

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MINUTES OF THE ANNUAL GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.

HELD ON APRIL 29, 2011.

The General Meeting fixed the annual global compensation of the members of the Fiscal Council for the 2011 fiscal year at up to six hundred thousand reais (R$600,000.00).  The General Meeting also approved the Fiscal Council’s 2011 budget in the amount of one hundred fifty thousand reais (R$150,000.00).  In this item, the abstention of shareholder Tempo Capital Principal Fundo de Investimento de Ações is herein registered.

CLOSURE: The meeting was adjourned for the time required to draw up the minutes in the book.  Upon reopening of the meeting, the minutes were read, found to be in compliance, approved and signed by all those present.

This is a free translation of the original Minutes drawn up in the Company’s books.

São Paulo – SP, April 29, 2011.

                                               Fernanda Fonseca Reginato Borges

                                                                   Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 02, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.